SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Conversion Technologies, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    212546105
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                September 4, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                            [_]

Check the following box if a fee is being paid with this Statement:
                                                                             [_]

                               page 1 of 13 pages

CUSIP No. [212546105]                  13 D                  Page 2 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,100,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         1,100,000

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,100,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         16.5%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 3 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       432,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         432,000

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         432,000
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.2%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 4 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Fund, A Cayman Island Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       668,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         668,000

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         668,000
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.7%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         00 (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 5 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       1,100,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         1,100,000

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,100,000
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         16.5%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

            (a)   Common Stock, $.001 par value ("Shares")

                  Conversion Technologies, Inc.
                  3452 Lake Lynda Drive
                  Suite 280
                  Orlando, Florida 32817

Item 2.           Identity and Background.

            Names of Persons Filing:

            (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, A Cayman Island Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")(collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

            (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware and is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

            (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris- diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat- ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)   Dr. Rosenwald is a citizen of the United States.

--------
                  1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

                  2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

                  3        Please  see  attached   Exhibit  D   indicating   the
                           investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               page 6 of 13 pages

Item 3.           Source and Amount of Funds or Other Consideration.

                  On December 7, 1995, Aries Domestic used its general funds to extend a bridge loan (a "Bridge Loan") to the Issuer in the amount of $125,000 for which it received 62,500 Class A
                  Warrants (the "Class A Warrants"). Each Class A Warrant entitles the holder to acquire (a) one (1) share of common stock of the Company par value $.001 (the "Common Stock") and
                  (b) one (1) Class B Warrant (the "Class B Warrants") to acquire one (1) share of Common Stock, and the Aries Trust used its general funds to extend a Bridge Loan to the Issuer in the amount of $75,000 for which it received 37,500 Class A Warrants. On July 21, 1997, Aries Domestic used its general funds to extend a line of credit (a "Line of Credit") to the Issuer in the amount of $154,000 for which Aries Domestic received warrants to purchase 35,000 shares of Common Stock of the Issuer and the Aries Trust used its general funds to extend a Line of Credit to the Issuer in the amount of $346,000 for which the Aries Trust received warrants to purchase 65,000 shares of Common Stock of the Issuer. In addition, on August 29, 1997, in a private placement (the "Private Placement") of the Issuer's securities, Aries Domestic used its general funds to purchase 3.4 units the "Units"for an aggregate purchase price of $340,000, with each Unit consisting of 10,000 shares of Preferred Stock (the "Preferred Stock"). The 3.4 Units held by Aries Domestic are convertible into 272,000 shares of Common Stock of the Issuer. The Aries Trust used its general funds to purchase 6.6 Units in the Private Placement for an aggregate purchase price of $660,000, which 6.6 Units are convertible into 582,000 shares of Common Stock of the Issuer.

Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired securities of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of September 4, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,100,000 shares or 16.5% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                          Amount Owned
                        Aries Domestic                   432,000 Shares
                        Aries Trust                      668,000 Shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) No open market transactions were made by Aries Domestic and the Aries Trust in the past 60 days.

                        Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions page 7 of 13 pages
                  relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Paramount Capital. Mr. Scott Katzmann, a Senior Managing Director of the Placement Agent (as defined below)serves as a member of the Board of Directors of the Issuer and receives compensation for such services. Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Trust has acted as Placement Agent for the Issuer and will receive certain fees for such services.

                  Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits:

Exhibit A -       Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
                  Aries  Domestic  and  Aries  Trust to file this  Statement  on
                  Schedule 13D on behalf of each of them.

Exhibit B -       List of executive  officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and direc- tors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc- tors.

Exhibit D -       List of executive  officers  and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                               page 8 of 13 pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.


                               page 9 of 13 pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig- ned's ownership of securities of Conversion Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:   September 4, 1997
         New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.


                               page 10 of 13 pages

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT
         ----                                           -------------

Lindsay A. Rosenwald, M.D.                     Chairman of the Board, President
Paramount Capital Asset Management, Inc.,      of

                                               Paramount Capital Investments,
                                               LLC and Paramount Capital, Inc.

Peter Morgan Kash                              Director of Paramount Capital
Management, Inc., Senior Managing Director,    Asset
Paramount Capital, Inc.

Dr. Yuichi Iwaki                               Director of Paramount Capital
Management, Inc., Professor, University of     Asset
Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.








                               page 11 of 13 pages

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT

Paramount Capital Asset Management, Inc.            General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.




                               page 12 of 13 pages

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.            Investment Manager

MeesPierson (Cayman) Limited                        Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                               page 13 of 13 pages